UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Collectors Universe, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19421R200

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 731,911 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 731,911 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,911 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund II, L.P. – 55-0908199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 361,509 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 361,509 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,509 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.27%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund III, L.P. – 11-3768779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 63,513 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 63,513 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,513 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund GP, L.L.C. –37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,156,933 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,156,933 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,933 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,156,933 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,156,933 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,933 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

INTRODUCTION

This statement amends the Schedule 13D (the “Schedule 13D”) dated December 13, 2005, as modified by amendments dated March 1, 2006, April 11, 2006, July 24, 2006, December 19, 2006, May 22, 2007, June 8, 2007 and June 14, 2007 (the “Amended Schedule 13D”), by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 18,271 Common Shares acquired by it on and after June 14, 2007 (the date this Schedule 13D was last amended) was $255,758 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 3,367 Common Shares acquired by it on and after June 14, 2007 (the date this Schedule 13D was last amended) was $47,132 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 599 Common Shares acquired by it on and after June 14, 2007 (the date this Schedule 13D was last amended) was $8,386 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

Effective as of July 23, 2007, Michael J. McConnell was elected to the Board of Directors of the Company. Mr. McConnell is a Managing Director of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund.

Concurrently with his election to the Board, Mr. McConnell entered into an agreement with the Company (the “Letter Agreement”), pursuant to which the Company expressed its intention that Mr. McConnell would be included as one of management’s nominees for election to the Board of Directors at the Company’s upcoming Annual Meeting of Stockholders to be held on December 5, 2007.

The Letter Agreement also provided that, at such time as either (i) the Reporting Persons own, in the aggregate, less than five percent (5%) of the Company’s outstanding Common Stock (for reasons other than dilution caused by the Company’s issuance of new securities) or (ii) Mr. McConnell is no longer affiliated with the Reporting Persons, Mr. McConnell will tender his resignation as a director. The Board of Directors of the Company, will have the opportunity, but not the obligation, to accept Mr. McConnell’s resignation.

Pursuant to the Letter Agreement, if Mr. McConnell is no longer affiliated with the Reporting Persons, as long as the Reporting Persons continue to own five percent (5%) or more of the Company’s outstanding Common Stock, the Reporting Persons shall have the right to recommend to the Nominating and Governance Committee of the Board of Directors of the Company, for its consideration, a candidate for appointment or election to the Board of Directors.

The foregoing description of the Letter Agreement is qualified in its entirety by the complete text of the agreement which is attached hereto as Exhibit 13 and incorporated herein by this reference.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF is the owner of 731,911 Common Shares, which represents approximately 8.65% of the issued and outstanding Common Shares. SAVF II is the owner of 361,509 Common Shares, which represents approximately 4.27% of the issued and outstanding Common Shares. SAVF III is the owner of 63,513 Common Shares, which represents approximately 0.75% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 1,156,933 Common Shares, which represents approximately 13.67% of the issued and outstanding Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 1,156,933 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 13.67% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,156,933 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 13.67% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,156,933 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,156,933 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons were identified in Item 2 of the Schedule 13D, as previously filed.

The percentage of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 8,463,711 Common Shares were outstanding as of April 25, 2007 based on the information contained in the Company’s Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2007.

(c) From and after the date this Schedule 13D was last amended (June 14, 2007), SAVF, SAVF II and SAVF III acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 14 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market.

Except as set forth above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares on the date of, and after, the filing of the Amended Schedule 13D.

(d) Not applicable.

(e) Not applicable.

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 13 –	Letter Agreement, dated July 23, 2007, between Michael J. McConnell and Collectors Universe, Inc.

Exhibit 14	Schedule of Transactions

Exhibit 15 –	Joint Filing Agreement, dated March 1, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 13 –	Letter Agreement, dated July 23, 2007, between Michael J. McConnell and Collectors Universe, Inc.

Exhibit 14	Schedule of Transactions

Exhibit 15 –	Joint Filing Agreement, dated March 1, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.